

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2015

Via E-mail
Deborah A. Vitale, President
Diamondhead Casino Corporation
1013 Princess Street
Alexandria, Virginia 22314

> **Re: Diamondhead Casino Corporation**
> **Form 10-12G**
> **Filed March 31, 2015**
> **File No. 000-17529**

Dear Ms. Vitale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Item 1. Business, page 1

2. We note your disclosure on page 20 discussing your failure to file periodic reports and the subsequent revocation of your registration. Please revise to briefly disclose in this section the revocation of your registration and describe the steps you are taking to ensure

you remain current on your reporting obligation in the future. In addition, please revise your disclosure on page 20 accordingly.

3. You state on page 1 that you have no current operations in any state, and you have had no income or revenue from any operations since 2000. Please revise to briefly describe your business activities in the last two years.

Item 2. Financial Information, page 17

4. Please include a narrative discussion of the reasons for material period to period changes, including a more detailed description of the charges you incurred as well as your costs and expenses, and the contribution of factors to those changes. Refer to Instruction 4 of Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

5. You state on page 21 that, to re-register your stock, you are required, in addition to other steps, to file a Form 10 with two years of audited financial statements. Please revise to briefly describe any other steps you are taking to re-register your stock or advise.

Item 5. Directors and Executive Officers, page 35

6. Please briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401 of Regulation S-K.

Item 6. Executive Compensation, page 37

7. We note your disclosure on page 38 that on October 12, 2012, the Board of Directors approved a motion to pay interest on the deferred compensation of $1,091,996 owed to Ms. Vitale, which amounted to $227,687 as of December 31, 2014. We further note the disclosure in footnote (3) on page 39. Please revise to clarify the amount of interest owed to Ms. Vitale and tell us whether you view this to be nonqualified deferred compensation earnings for the purposes of your summary compensation table. Refer to Item 402(n)(2)(viii) of Regulation S-K.

Exhibits

8. We note that you incorporate by reference exhibits which were filed several years ago. Please note that pursuant to Item 10(d) of Regulation S-K, a document on file with the Commission for more than five years may not be incorporated by reference except in specific circumstances. Please file the relevant exhibits with this registration statement or advise.

Exhibit 99.1 Consolidated Financial Statements of the Company for the years ended December 31, 2014 and 2013

Consolidated Balance Sheets, page F-3

9. Based on your disclosure on page F-21, it appears that you recorded a total debt discount of $1,850,000 for the Tranche 1 and 2 Debentures. Please reconcile this amount to the information on the Consolidated Balance Sheet, as it appears that you have only recorded a debt discount of $950,000 related to the convertible debentures. Please advise.

Note 6. Convertible Debentures and Derivative Liability, page F-20

10. Please tell us how you determined it is appropriate to amortize the debt discount using a seeding method. Within your response, please reference the authoritative accounting literature management relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel